October 3, 2019

Via EDGAR Correspondence

Ms. Theresa Brillant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

            Re:       Union Pacific Corporation

                         Form 10-K for Fiscal Year Ended December 31, 2018

                         Filed February 8, 2019

                         File No. 001-06075

Dear Ms. Brillant:

This letter is in response to the comment letter, dated September 23, 2019, addressed to Robert M. Knight, Jr., Executive Vice President and Chief Financial Officer of Union Pacific Corporation (the “Company”), regarding the comments of the Staff of the Securities and Exchange Commission with respect to the Company’s Form 10-K referenced above.

For the convenience of the Commission Staff, we reproduce the text of each numbered paragraph in the comment letter and follow with our responses.

* * * * *

Form 10-K for Fiscal Year Ended December 31, 2018

Item7. Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 23

1.

We note per the Chairman’s Letter that 1,200 locomotives and approximately 30,000 freight cars have been removed from your network since August 2018.  We also note per your recent investor presentation that there are approximately 2,150 locomotives being stored as of June 30, 2019.  Please tell us your consideration of discussing the extent of utilization of your locomotives and freight cars in the filing pursuant to paragraph (1) of Instructions to item 102 of regulation S-K.  Additionally, tell us how this current level of excess capacity compares to prior periods.

RESPONSE:

We note your comment and in future annual filings we will provide narrative disclosures addressing the suitability, adequacy, productive capacity and extent of utilization of our locomotives and freight cars in our annual filings on Form 10-K pursuant to paragraph (1) of instructions to item 102 of regulation S-K.

As relevant to your question, we wish to clarify that the 30,000 freight cars removed from our network, as noted in our Chairman’s letter, include our assets and those that are privately owned by our customers or other third parties.  We include this cumulative number in our Chairman’s letter as part of our discussion of operational fluidity and capacity of our rail network rather than as a reference to actual in service utilization of our owned and leased locomotives and freight cars.

Narrative disclosures to be included in future 10-K filings are provided below:

We continuously assess our need for equipment to run an efficient and reliable network.  Many factors cause us to adjust the size of our active fleets, including changes in carload volume, weather events, seasonality, customer preferences and productivity initiatives.  As some of these factors are difficult to assess or can change rapidly, we maintain a surge fleet to remain agile.  Without the surge fleet, our ability to react quickly is hindered as equipment suppliers are limited and lead times to acquire equipment are long and may be in excess of a year.  We believe that we have sufficient capacity to adapt to changes in freight volumes and adjust the utilization of our assets accordingly.  Moreover, we believe our locomotive and freight car fleets are appropriately sized and suitable to meet our current and future business requirements.  Locomotive and freight car in service utilization percentages for the year ended December 31, 20XX were XX% and XX%, respectively.

In addition, we are providing the following five-year asset utilization table for the Staff’s reference to compare current utilization with prior periods.  As demonstrated in the table below, carload volume is a key driver of the percentages of our owned and leased locomotives and freight cars that are in service.  As such, we continually evaluate volume levels and other factors to manage our equipment fleet sizes to meet business requirements.

	Average % in Service		Average 7 Day Carloadings
Period	Locomotives	Freight Cars	(thousands)
2014	93%	91%	188
2015	88	78	177
2016	77	77	164
2017	80	84	168
2018	85	82	173
Through June 30, 2019	74	75	165

2.

We note that your presentation of EBITDA on page 33 includes items other than earnings before interest, taxes, depreciation and amortization.  Please revise your presentation or re-label the measure here and when the measure is presented in other filings.  See the Staff’s Compliance & Disclosure Interpretations (“CC&DI”) on Non-GAAP Financial Measures, Question 103.01.

RESPONSE:

We note your comment and in future filings we will revise the presentation of EBITDA and adjusted EBITDA to reflect the deduction of other income after the presentation of EBITDA in arriving at adjusted EBITDA.

Note 2: Significant Accounting Policies, Revenue Recognition, page 50

3.

We note that you provide some of your customers incentives for meeting or exceeding specified cumulative volumes or shipping to and from specific locations.  Please tell us if you considered the volume-based rebates as variable consideration and, if so, which method you used to estimate the amount of variable consideration (projected future shipments) pursuant to ASC 606-10-32-8.  Revise to disclose this method in accordance with ASC 606-10-50-20(a.)

RESPONSE:

We note your comment and confirm that we considered such volume-based rebates as variable consideration, which we estimate using the expected value method.  In future filings we will revise the disclosure of our Revenue Recognition policies to include the following statement regarding variable consideration:

Customer incentives, which are primarily provided for shipping to/from specific locations or based on cumulative volumes, are recorded as a reduction to operating revenues.  Customer incentives that include variable consideration based on cumulative volumes are estimated using the expected value method, which is based on available historical, current, and forecasted volumes, and recognized as the related performance obligation is satisfied.

* * * * *

Please feel free to call either me at (402) 544-5565 or John Menicucci, Senior Counsel, at (402) 544-3440 if you should have any questions or further comments.

Sincerely,

/s/ Todd M. Rynaski
Todd M. Rynaski
Vice President and Controller
Union Pacific Corporation

cc:        Lance M. Fritz

Chairman, President and Chief Executive Officer

Union Pacific Corporation

Robert M. Knight, Jr.

Executive Vice President and Chief Financial Officer

Union Pacific Corporation

Union Pacific Corporation Audit Committee